UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ASHFORD HOSPITALITY PRIME, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Lyle Weisman

14001 Ventura Boulevard

Sherman Oaks, California 91423

818-930-0230

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,518,419
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,395,563
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,419
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.333% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Capital Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 318,019
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,019
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.12% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons Lyle Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,518,419
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,395,563
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,419 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.333% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons Daniel Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,518,419
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,395,563
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,419 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.333% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons Joseph Malka
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,518,419
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,395,563
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,419 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.333% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons AHP Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 154,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.54% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons Joel Aaronson (3)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 91,743
	8.	Shared Voting Power
	9.	Sole Dispositive Power 91,743
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,743
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.322% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 28,471,775 shares of Issuer’s common stock reported to be outstanding as of March 11, 2016, reporting persons may be deemed to have beneficial ownership of approximately 5.66% of the outstanding shares of Issuer's common stock.
(2)	Includes beneficial ownership as a managing member of Weisman Group.
(3)	Includes shares beneficially owned (i) by Mr. Aaronson individually, (ii) by his SEP IRA, and(iii) by a trust of which he is sole trustee.

Items 4, 5 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”) previously filed by the Weisman Group (who collectively are referred to as the “Reporting Persons”), are hereby amended as follows:

Item 4. Purpose of Transaction

On June 7, 2016 the Weisman Group on behalf of the Reporting Persons sent a letter to Monty J. Bennett, chief executive officer of AHP, which outlined a non-binding proposal to acquire the assets of AHP (the "Acquisition") for a total consideration of $1.48 billion (including refinancing of all existing AHP debt). On June 27, 2016 AHP delivered its letter to the Weisman Group in response to the Weisman Group Proposal (the “AHP Letter”). A copy of the AHP Letter is attached as an exhibit to the Form 8-K filed by AHP on June 27, 2016. On June 30, 2016, as requested by AHP, the Weisman Group delivered a letter affirming its intent to move forward as more particularly described in the letter attached hereto as Exhibit 1.

The Weisman Group letters of June 7, 2016 and of June 30, 2016 are intended to be non-binding expressions of the basic terms upon which Weisman Group proposes to continue discussions with AHP regarding the Acquisition. Any binding agreement with respect to the Acquisition will be subject to, among other things, Weisman Group’s completion of its due diligence investigation of AHP, as well as the negotiation of a definitive agreement setting forth the terms and conditions of the Acquisition. Nothing contained in these letters obligates either the Weisman Group or AHP to continue discussions if commenced or otherwise to complete the Acquisition. The foregoing description is a summary of the letter qualified in its entirety by reference thereto as set forth on Exhibit 1 to this Report, which is incorporated into Item 4 by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The Reporting Persons as a group own approximately 5.66% of the issued and outstanding shares of the Company based on 28,471,775 shares reported to be outstanding as of March 11, 2016.

(a)(i) Weisman Group by its voting rights may be deemed the beneficial owner of an aggregate of 1,518,419 shares of the Issuer, or approximately 5.333%, of the total outstanding Shares.

(ii) Weisman Capital Group, a member of the Weisman Group, is the beneficial owner of an aggregate of 318,019 shares of the Issuer, or approximately 1.12%, of the total outstanding Shares.

(iii) Lyle Weisman, as a manager of Weisman Group and as a manager of Weisman Capital Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,518,419 shares of the Issuer, or approximately 5.333%, of the total outstanding Shares.

(iv) Daniel Weisman as a manager of Weisman Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,518,419 shares of the Issuer, or approximately 5.333%, of the total outstanding Shares.

(v) Joseph Malka as a manager of Weisman Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,518,419 shares of the Issuer, or approximately 5.333%, of the total outstanding Shares.

(vi) AHP Holding is a member of the Weisman Group and may be deemed to be the beneficial owner of an aggregate of 154,000 shares of the Issuer, or 0.54%, of the total outstanding Shares.

(vii) Joel Aaronson is the beneficial owner of an aggregate of 91,743, or 0.322%, of the total outstanding Shares.

(b) Weisman Group has power to vote of 1,518,419 Shares inclusive of 318,019 shares beneficial owned by members of Weisman Capital Group. Each of Lyle Weisman, Daniel Weisman, and Joseph Malka, as managing members, has shared voting and dispositive power over shares beneficially owned by Weisman Group. AHP Holdings has assigned its voting and retains shared dispositive power over its 154,000 Shares. Joel Aaronson has sole voting and sole dispositive power over his 91,743 Shares.

(c) Schedule A to this Schedule 13D, indicates transactions in the shares of common stock effected by the Reporting Persons during the last 90 days.

(d) – (e) Not applicable.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1	Letter from the Weisman Group LLC to Monty J. Bennett, Chief Executive Officer of AHP dated June 30, 2016

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: June 30, 2016	/s/ Lyle Weisman
Lyle Weisman Individually, as Manager of Weisman Group LLC, as Manager of Weisman Capital Group LLC

/s/ Daniel Weisman
Daniel Weisman

/s/ Joseph Malka
Joseph Malka

AHP Holdings LLC

By:	/s/ Michael Kest[1]
Michael Kest

/s/ Joel Aaronson[1]
Joel Aaronson

i By power of attorney pursuant to Joint Filing Agreement filed with Schedule 13D.

/s/ Lyle Weisman
Lyle Weisman, Attorney in Fact

SCHEDULE A

Weisman Group:

		Average
		Purchase
	Number	Price per
Dates	of shares	Share

4/20/2016 through 6/28/16	85,227	$13.03

Weisman Capital Group:

		Average
		Purchase
	Number	Price per
Dates	of shares	Share

4/20/2016 through 6/28/16	31,502	$12.54

AHP Holdings LLC:

		Average
		Purchase
	Number	Price per
Dates	of shares	Share

4/20/2016 through 6/28/16	33,783	$13.30

Joel Aaronson

		Average
		Purchase
	Number	Price per
Dates	of shares	Share

4/20/2016 through 6/28/16	646	$11.38

WEISMAN GROUP, LLC

14001 Ventura Boulevard

Sherman Oaks, CA 91423

June 30, 2016

Ashford Hospitality Prime, Inc.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

Attention:	Monty J. Bennett
Chief Executive Officer and Chairman of the Board of Directors

Re: Proposal to Acquire Ashford Hospitality Prime, Inc.

Dear Mr. Bennett:

Thank you for the letters of response to our offer that we received on Monday afternoon, June 27, 2016. We, as well, appreciated the meeting on June 21 with the team at Deutsche Bank, AHP's financial adviser, concerning our proposal, dated June 7, 2016, to acquire AHP for $1.48 billion. As shareholders of AHP we applaud the Board's desire to achieve fair value "in a transaction that would be in the best interests of its shareholders." We believe that our offer meets that standard.

The Weisman Group, based on its reading and analysis of the company's financial statements including asset by asset figures as recent as the end of Q1, 2016, historical trading ranges, and other narrative disclosures within public filings, presented AHP with an offer representing a 79% increase over the $11.32 per share trading price as of the close of the day prior to which the offer was submitted. In our view that offer was when made, and remains currently, a fairly priced valuation which takes into account, among other things, the quality of the hotel portfolio as well as amounts payable on termination [and perhaps other events] to your adviser, Ashford Inc.

Nevertheless, as we related in our meeting last week with Deutsche Bank, we are open to amending our offer based on the outcome of a more complete understanding that we would expect to derive from the due diligence process, or perhaps in consideration of quickly effecting a closed transaction.

We accept your offer to grant us and our professional advisers the opportunity to undertake due diligence, albeit on a non-exclusive basis, and to participate alongside with you in discussions with Ashford Inc. to “negotiate a potential discount to the Termination Fee” and are prepared to do so promptly following the July 4th holiday.

Still, given that we have property-level figures, asset by asset, up until the end of Q1, 2016, we do not expect to discover anything materially new as to asset values and contingencies, so an NDA is truly not necessary at this stage, but we are open to reviewing your NDA, or signing the NDA we provided in our original proposal. If there is any new information that would indicate greater value, we invite Ashford Prime publicly to disclose such information to all shareholders.

Ashford Hospitality Prime, Inc.

June 30, 2016

Separately, as asked by your representative at Deutsche Bank, what follows is our partial analysis of certain financial aspects of the Advisory Agreement, which is only our opinion and open to further discussion and/ or negotiation:

•	Given that the Termination Fee appears to exceed the Lifetime Value of the contract, we may be willing to retain the contract as it stands, possibly even without any significant work being performed by the Advisor.
•	The Present Value calculation of the Lifetime Value of the contract is about $55M (at about 3.4%), making our suggested $70M allocation for the Advisory Agreement termination a significant premium to our suggested allocation for this advisory fee resolution (please see Exhibit A to this letter).
•	This calculation does not include further discounts that might significantly reduce or even completely eliminate the value of the contract due and/ or termination fee from such matters as litigation.

We are aware that amounts properly attributable to termination fees are capable of subjective differences, and given your letter's indication that participation in discussions alongside you and Ashford Inc. would be our best opportunity “to negotiate a potential discount to the termination fee payable on sale” or, as suggested by a leading member of the Deutsche Bank team during our meeting, perhaps retaining the Advisory Agreement through its end date as noted above, we are open in any negotiation to seeking reasonable, viable solutions for an amicable resolution of this item.

In summary:

•	we would like generally to proceed along the lines outlined in your letter
•	we are open to a counter-offer price proposed by the Company
•	on our own, we are open to amending the offer to AHP based on our confirming higher net values
•	we and our professional advisers are willing to sign non-disclosure agreements, especially one materially similar to the one we provided you, which was attached to our original proposal
•	we currently don’t expect to uncover anything materially different than what has been publicly disclosed concerning overall asset values, liabilities and contingencies
•	we are ready, willing and able to negotiate and sign a purchase agreement based on the publicly-available information
•	Our offer, as we mentioned in the meeting last week with Deutsche Bank, is not contingent upon any asset sales or structuring the transaction as an asset purchase
•	please let us know how soon we may open discussions with you and Ashford Inc.

We look forward to working with you and your team.

Very truly yours, Weisman Group, LLC

By:	/s/ Lyle Weisman
Lyle Weisman, Managing Member

cc:	Deutsche Bank
Hertz Investment Group

EXHIBIT A

ADVISORY SERVICES FEES PRESENT VALUE CALCULATION